MINRAD INTERNATIONAL, INC.
50 Cobham Drive
Orchard Park, NY 14127
(716) 855-1068
March 6, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Minrad International, Inc. Form RW, Withdrawal of Registration Statement on Form S-3 (File No. 333-150352)
Dear Sir or Madam:
This letter constitutes an application by Minrad International, Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-150352), initially filed with the Securities and Exchange Commission on April 21, 2008 (the “Registration Statement”).
As a result of the successful completion of the merger of Mayflower Acquisition Corp., a wholly-owned subsidiary of Piramal Healthcare, Inc. (“Parent”), with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.
No securities were sold in connection with or pursuant to the Registration Statement.
If you have any questions with respect to this matter, please call David DiGiacinto at (610) 974-9760. Thank you for your assistance in this matter.
Very truly yours,
Minrad International, Inc.

By:	/s/ David DiGiacinto
David DiGiacinto
Chief Executive Officer